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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                            (Name of Subject Company)

                           BROADWAY ACQUISITION CORP.
                          BOSTON SCIENTIFIC CORPORATION
                                    (OFFEROR)

            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (Including The Associated Preferred Share Purchase Rights)

        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    05538E109
                               (COMMON STOCK ONLY)
                      (CUSIP Number of Class of Securities)

              LAWRENCE J. KNOPF                     LAWRENCE J. KNOPF
        BOSTON SCIENTIFIC CORPORATION          BROADWAY ACQUISITION CORP.
         ONE BOSTON SCIENTIFIC PLACE           ONE BOSTON SCIENTIFIC PLACE
            NATICK, MA 01760-1537                 NATICK, MA 01760-1537
               (508) 650-8567                        (508) 650-8567
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   COPIES TO:
                             JOHAN V. BRIGHAM, ESQ.
                            MATTHEW J. CUSHING, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02110
                                 (617) 951-8000

                            CALCULATION OF FILING FEE

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           TRANSACTION VALUATION                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               NOT APPLICABLE                               NOT APPLICABLE
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/ / Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
Amount Previously Paid:                                       Filing Party:
                       ------------------------------                      -------------------------------
Form or Registration No.:                                     Date Filed:
                         ----------------------------                    ---------------------------------
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/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
99.1              Press Release issued by Boston Scientific Corporation on May
                  14, 2002.

99.2 Transcript of Analyst Call held by Boston Scientific Corporation on May 14, 2002.

99.3              Letter to BEI employees, dated May 14, 2002.
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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2002

                           BROADWAY ACQUISITION CORP.

                           By       /s/ Lawrence J. Knopf
                                    -----------------------------------
                                    Name:   Lawrence J. Knopf
                                    Title:  Chairman

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2002

                           BOSTON SCIENTIFIC CORPORATION

                           By       /s/ Lawrence J. Knopf
                                    -----------------------------------
                                    Name:    Lawrence J. Knopf
                                    Title:  Assistant General Counsel